EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007	September 30, 2006
Income (loss) before income taxes, and income (loss) of equity method investees	$76,192	$103,893	$(360,454)	$54,700	$101,882
Fixed charges (1)	34,672	23,820	40,394	52,093	42,912

Earnings	110,864	127,713	(320,060)	106,793	144,794
Fixed charges (1)	$34,672	$23,820	$40,394	$52,093	$42,912
Earnings to fixed charges excess (deficiency)	$76,192	$103,893	$(360,454)	$54,700	$101,882
Ratio of earnings to fixed charges (2)	3.20	5.36	N/A	2.05	3.37

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio is not meaningful.